Tahra Wright Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4122 Main 212.407.4000 twright@loeb.com

Via Edgar

May 13, 2021

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SPK Acquisition Corp.
Registration Statement on Form S-1
Filed April 23, 2021
File No. 333-255461

Dear SEC Officers:

On behalf of our client, SPK Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated May 11, 2021 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing the revised Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC San Francisco Beijing Hong Kong www.loeb.com

A limited liability partnership including professional corporations

May 13, 2021 Page 2

Registration Statement on Form S-1

General

1.	We note the exclusive forum provision in your amended and restated certificate ofincorporation. Please disclose this provision in the prospectus.

Response: The disclosure on page 36 and 87 of the Amended S-1 has been revised in accordance with the Staff’s comment.

Please call me at 212-407-4122 if you would like additional information with respect to any of the foregoing.

Thank you.

Sincerely,

/s/ Tahra Wright
Tahra Wright
Partner